SEC FILE NUMBER:
001-33882

CUSIP NUMBER—
682324108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Oncothyreon Inc.

Full Name of Registrant
Biomira Corporation

Former Name if Applicable
2601 Fourth Avenue, Suite 500

Address of Principal Executive Office (Street and Number)
Seattle, WA 98121

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Oncothyreon Inc. (the “Registrant”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”) by March 16, 2010 without unreasonable effort or expense. In a Current Report on Form 8-K filed on March 12, 2010 (the “Form 8-K”), the Registrant announced that its 2008 financial statements contained in its 2008 Annual Report on Form 10-K, and its condensed financial statements for the quarters ended March 31, June 30 and September 30, 2009, contained in its Quarterly Reports on Form 10-Q (collectively, the “Affected Financial Statements”), will be restated to correct a revenue recognition error in accounting for a license agreement with Merck KGaA signed in December 2008. The Registrant is currently discussing the error with the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in connection with an open comment letter, and it is unclear whether the correction of the error will result in a restatement of the Affected Financial Statements to provide further disclosure about the basis for the Registrant’s accounting, or in a restatement of revenue and deferred revenue in the Affected Financial Statements, as described in more detail in the Form 8-K. Given the complex accounting issues involved, the Registrant will file its 2009 10-K after it has completed its discussion with the Staff and resolved its open comment letter.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Shashi Karan	(206)	801-2100
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☐ *

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* Based on the status of the open comment letter discussed in Part III above, the Registrant has not checked either box in Part IV subsection 3 because it is not possible at this time for the Registrant to determine whether any significant change in its results of operations from the corresponding periods for the last fiscal year will be reflected by the earnings statements to be included in the Annual Report on Form 10-K for the year ended December 31, 2009.

Oncothyreon Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2010	By	/s/ Shashi Karan

Shashi Karan
Corporate Controller and Corporate Secretary